BIM Homes, Inc.

3136 Mission Gorge Road, Suite 111

San Diego, California  92120

September 28, 2015

Amanda Ravitz

Assistant Director, Office of Electronics & Machinery

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

BIM Homes, Inc.

Amendment No. 4 to Registration Statement on Form 10

Last Amended on August 25, 2015

File No. 000-55489

Dear Ms. Ravitz:

In response to your letters dated September 10 and September 25, 2015, we reply below using your comment numbers.

1.

We have revised Item 2, Financial Information, per your comment number 1.

2.

We have revised Item 5, Directors and Executive Officers per your comment number 2.

3.

We have eliminated consent exhibits regarding unaudited quarterly financial statements per your comment number 3.

4.

We have revised Item 9, Market Price… and Related Stockholder Matters, per your additional comment and telephone discussions with the staff of the Commission.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President of BIM Homes, Inc.